UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   1992 Leonard A. Lauder, GRAT (1,2)
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2/5/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Trust with Insider Trustee
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |2/5/19|J (3|V|101,270           |D  |           |1,464,158 (4)      |D     |                           |
                           |98    |)   | |                  |   |           |                   |      |                           |
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Class A Common Stock       |12/19/|G   |V|10,000            |D  |           |(3)                |(3)   |                           |
                           |1997  |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. The full name of the Reporting Person is "The 1992 Leonard A. Lauder Grantor Retained Annuity Trust" (the
"GRAT").
2. Designated filer on behalf of (a) the Reporting Person, a ten percent owner of the issuer, (b) Leonard A. Lauder
("LAL"), Chairman of the Board of Directors, Chief Executive Officer and a ten percent owner of the issuer, (c)
Evelyn H. Lauder ("EHL") (who is the spouse of LAL), an Executive Officer (Senior Corporate Vice President) of the
issuer, (d) William P. Lauder ("WPL"), a Director, an Executive Officer (President of Origins Natural Resources Inc.)
and a ten percent owner of the issuer, and (e) Gary M. Lauder ("GML"), a ten percent owner of the issuer.
3. On February 5, 1998, the Reporting Person distributed 101,270 shares of Class A Common stock to LAL, the grantor of the GRAT, in connection with the annuity. On December 19, 1997, LAL made a gift to charity of 10,000 shares of Class A Common Stock.
After the transactions above, the amounts of Class A Common Stock beneficially owned by:
(a) LAL includes (i) 7,472,011 shares held directly (this total also reflects the gift of 10,000 shares made on
12/19/1997), (ii) 5,405,548 shares indirectly as a co-Trustee and beneficiary of the EL 1994 Trust, (iii) 1,464,158 shares indirectly as grantor of the GRAT, (iv) 5,585,694 shares indirectly as the sole individual general partner of
LAL Family Partners and the majority stockholder of LAL Family Corporation, which is the sole corporate partner of
LAL Family Partners (LAL Family Partners is a limited partnership in which LAL has sole voting and investment power), (v) 7,692 shares indirectly as a general partner of Lauder & Sons L.P. (LAL is also a trustee of The 1995
Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.), and (vi) 260,000 shares indirectly which are held directly by his spouse, EHL. LAL disclaims beneficial ownership of the shares in clauses
(a)(ii),(iii),(iv) and (v) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (a)(vi) owned by his spouse.
(b) EHL includes (i) 260,000 shares held directly, (ii) 7,472,011 shares held directly by her spouse (after LAL's
12/19/1997 gift of 10,000 shares), and (iii) 12,463,092 shares held indirectly
by her spouse.   EHL disclaims
beneficial ownership of securities owned directly and indirectly by her spouse.

(c) WPL includes (i) 1,573,785 shares held directly and (ii) 1,464,158 shares indirectly by the GRAT. WPL disclaims beneficial ownership of the shares owned by the GRAT to the extent that he does not have a pecuniary interest in such securities.
(d) GML includes (i) 1,075,447 shares held directly and (ii) 1,464,158 shares indirectly by the GRAT. GML disclaims beneficial ownership of the shares owned by the GRAT to the extent that he does not have a pecuniary interest in such securities.
4. These shares are owned directly by the GRAT, and indirectly by LAL as grantor of the GRAT, WPL as co-trustee and beneficiary of the GRAT and GML as co-trustee and beneficiary of the GRAT. LAL, WPL and GML each disclaim beneficial ownership to the extent they do not have a pecuniary interest in such securities.

Joint Filer
Information
Name: Leonard A.
Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The 1992 Leonard A. Lauder Grantor Retained Annuity
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
2/5/1998
Signature: /s/ Leonard A.
Lauder
Joint Filer Information
Name: Evelyn H. Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The 1992 Leonard A. Lauder Grantor Retained Annuity
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
2/5/1998
Signature: /s/ Evelyn H.
Lauder
Joint Filer
Information
Name: William P.
Lauder
Address: The Estee Lauder Companies Inc., 767 Fifth Avenue, New York, NY
10153
Designated Filer: The 1992 Leonard A. Lauder Grantor Retained Annuity
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
2/5/1998
Signature: /s/ William P.
Lauder
Joint Filer Information
Name: Gary M. Lauder
Address: ICTV Inc., 14600 Winchester Boulevard, Los Gatos, CA
95030
Designated Filer: The 1992 Leonard A. Lauder Grantor Retained Annuity
Trust
Issuer & Ticker Symbol: The Estee Lauder Companies Inc.
(EL)
Statement for Month/Year:
2/5/1998
Signature: /s/ Gary M. Lauder
SIGNATURE OF REPORTING PERSON
William P. Lauder, Trustee
DATE
3/6/1998